ASX RELEASE | July 17, 2019 | ASX:PLL; NASDAQ:PLL

OUTSTANDING PFS-LEVEL METALLURGICAL RESULTS
•	Testwork confirms ability to produce high-grade, low impurity spodumene concentrate
•	Flow sheet adjusted to incorporate a combination of DMS and flotation processing
•	Process simulations based on testwork results support a design basis of 85% lithium recovery
•	Mineralogy shows spodumene as the only lithium bearing mineral in concentrate
•	Optimization to further improve recoveries will be undertaken during Definitive Feasibility Study
•	Updated flow sheet will be reflected in a Scoping Study update expected in the next 30 days

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce positive results from pre-feasibility study (“PFS”) level metallurgical test work conducted on composite samples of ore from the Piedmont Lithium Project (“Project”) performed at SGS testing laboratories in Lakefield, Ontario.
Dense Medium Separation (“DMS”) and flotation Locked-Cycle Tests (“LCT”) test work results showed high quality spodumene concentrate product with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities from composite samples.  Piedmont test results compare favorably in several quality categories with the reported shipments of three emerging Australian spodumene producers.
Table 1: Results of Dense Medium Separation + Locked Cycle Flotation Test Results (Composite Sample 1)
Sample	Feed Grade Li2O (%)	Concentrate Grade Li2O (%)	Fe2O3 (%)	Na2O (%)	K2O (%)	CaO+ MgO + MnO (%)	P2O5 (%)
Piedmont Composite Sample 1	1.11	6.35	0.93	0.63	0.49	0.96	0.32
Australian Producer 1	NR	6.00	1.20	NR	NR	NR	NR
Australian Producer 2	NR	5.90	1.50	NR	NR	NR	NR
Australian Producer 3	NR	6.10	0.61	0.80	0.76	0.79	0.30
NR: Not Reported
The composite samples were prepared to approximate the average grade of the Project’s ore body.  Overall lithium recovery during testwork for the preferred flowsheet was 77% at a grade of 6.35% Li2O. Simulations based on the testwork results support an overall plant design recovery of 85% when targeting a 6.0% Li2O spodumene concentrate product.  Further optimization will be undertaken in a future feasibility level pilot testwork program.
The Company’s forthcoming Scoping Study update will incorporate the updated flow sheet developed during this test work program. The benefit of incorporating DMS technology into the flow sheet will be reduced operating costs and accelerated ramp-up.
Keith D. Phillips, President and Chief Executive Officer, commented: “We are very pleased with the results of this PFS-level testwork program, which confirms the outstanding mineralogy and metallurgy of the Piedmont Lithium Project.  We look forward to reflecting these strong results in our forthcoming Scoping Study update, which will also incorporate the substantially larger mineral resource announced in June as well as several other constructive refinements.”
For further information, contact:
Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

Following on from the success of the Company’s 2018 bench-scale metallurgical test work which demonstrated spodumene concentrate grades of >6.0% Li2O with low iron content of <1% Fe2O3, the Company has now completed the next phase of metallurgical test work, comprising composite samples from the Project’s ore body, which has confirmed and expanded upon the prior test work.
This next phase metallurgical test work included evaluation of DMS technology’s potential to function as a concentration step to produce high-quality spodumene concentrate. Flotation LCT test work was also performed on the composite samples to verify prior test work and estimate spodumene recoveries.
Samples weighing 160 kg to 220 kg were composited from mineralized core samples drilled within the Company’s Core Property.  Dilution material was added to each of the composites to create samples which would be representative of future operations.
Samples were processed in SGS Lakefield’s pilot DMS plant.  Samples were processed as a coarse fraction (6.35mm x 3.3mm) and fine fraction (3.3mm x 1.0mm) and subjected to two stages of separation.  Ultrafine material (1.0mm x 0) was screened from each sample for flotation locked-cycle tests.  DMS tests were able to reject between 27.8% to 33.8% mass with lithium losses between 2.7% to 4.4%.
Middlings from DMS was re-crushed to -3.3mm and reprocessed.  Fine materials (-1.0mm) generated during re-crushing were added to the ultrafine material and processed by locked cycle flotation.  Middlings regrinding and reprocessing in flotation enable Piedmont to maintain high overall spodumene recoveries.
The PFS-level DMS testwork program used variable techniques for magnetic separation and mica removal between composite samples.  These variations in testwork will enable Piedmont to conclude a PFS level flowsheet design by the end of July.  The preferred process flow diagram and results are reported.
Figure 1 shows photographs of the coarse and fine DMS concentrates produced using the preferred process flow diagram.  Piedmont spodumene concentrate is generally light green to white colored.

16884-01
9-May-19
DMS
Var 1 Coarse 2nd Pass Sinks
Assays:
Li, WRA
13
Sieve Analysis:

Figure 1.  Coarse and fine final DMS concentrates produced from Piedmont composite samples
Ultrafine material and DMS middlings were ground to 300 microns.  Prior to locked cycle flotation the flotation feed material was subjected to two stages of desliming and about 10 minutes of high density attrition scrubbing.

Seven cycles of locked cycle flotation testwork including spodumene rougher flotation and three cleaner stages was performed on variability samples with the average results of cycles 3-7 reported.  3rd cleaner spodumene concentrate was subjected to magnetic separation with the non-magnetics reported as final concentrate.
Based on the results of composite DMS and locked cycle flotation testwork the preferred process flow block diagram for the Project is shown in Figure 2.

Middlings Recrush (-3.3mm)
Coarse DMS Middlings
Crushed raw ore (6.35mm x 0)
Raw ore Desliming (-1.0mm)
Dense Medium Separation Prep
Primary Coarse DMS (6.35mm x 3.3mm)
Secondary Coarse DMS
Magnetic Separation
Coarse DMS Final Concentrate
Grinding
Coarse DMS Tailings
Magnetic Tailings
Desliming
Primary Fine DMS (3.3mm x 1.0mm)
Secondary Fine DMS
Magnetic Separation
Fine DMS Final Concentrate
Attrition Scrubbing
Fine DMS Tailings
Fine DMS Middlings
Magnetic Tailings
Desliming
Rougher Flotation
1° Cleaner Flotation
2° Cleaner Flotation
3° Cleaner Flotation
Magnetic Separation
Flotation Concentrate
Slimes
Flotation Tailings
Magnetic Tailings

Figure 2.  Potential concentrator block diagram showing dense medium and flotation circuits
Results from dense medium separation and locked-cycle testwork on the preferred flowsheet are reported in Table 2 below.
Table 2: Individual Results for DMS and LCT Tests for Composite Sample 1
Sample	Concentrate Grade Li2O (%)	Fe2O3 (%)	Na2O (%)	K2O (%)	CaO+ MgO + MnO (%)	P2O5 (%)
Dense Medium Separation	6.42	0.97	0.56	0.45	0.51	0.12
Locked Cycle Test	6.31	0.90	0.68	0.52	1.25	0.46
Combined Product	6.35	0.93	0.63	0.49	0.96	0.32

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O.  The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.
The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Metallurgical Testwork Results is based on, and fairly represents, information compiled or reviewed by Mr. Kiedock Kim, a Competent Person who is a Registered Member of ‘Professional Engineers Ontario’, a ‘Recognized Professional Organization’ (RPO). Mr. Kim is full-time employee of Primero Group. Mr. Kim has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. Kim consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this announcement that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcements dated June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Appendix 2: JORC Table 1 Checklist of Assessment and Reporting Criteria
Section 1 Sampling Techniques and Data
Criteria	JORC Code explanation	Commentary
Sampling techniques
>Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.
>Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
>Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases, more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

Metallurgical Samples:  Spodumene concentrate testwork was completed on three composited samples of Piedmont ore named Composite Sample 1, Composite Sample 2, and Composite Sample 3.
These samples were composites of ½ NQ core from selected mineralized and unmineralized zones from the Phase 3 drill program.
Specifically, Composite Sample 1 consisted of selected zones from holes 18-BD-155, 18-BD-157, 18-BD-165, 18-BD-186, 18-BD-191, 18-BD-197.  Composite Sample 2 consisted of selected zones from holes 18-BD-170, 18-BD-192, 18-BD-193, 18-BD-194, 18-BD-220, 18-BD-222; and selected zones from holes 18-BD-159, 18-BD-169, 18-BD-194.  Composite Sample 3 consisted of selected zones from holes 18-BD-180, 18-BD-182, 18-BD-183, 18-BD-189, 18-BD-209, 18-BD-214, and selected holes from zones 18-BD-176, 18-BD-238, and 18-BD-241.
The mass of samples were; Composite Sample 1 (160kg), Variability Sample 2 (176.5kg), and Composite Sample 3 (226kg).
All samples were shipped to SGS laboratories in Lakefield, Ontario.
Metallurgical tests reported in this release were conducted on subsamples of Composite Samples 1, 2, and 3.  The three (3) samples had head grades of 1.11%, 1.16%, and 1.06% Li2O, respectively.  Head grades have a reporting accuracy of ±0.1%.

Drilling techniques
>Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.
Oriented core was collected on all drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. The orientation data is currently being evaluated.

Drill sample recovery
>Method of recording and assessing core and chip sample recoveries and results assessed.
>Measures taken to maximise sample recovery and ensure representative nature of the samples.
>Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:
1.Re-aligning the broken core in its original position as closely as possible.
2.The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimeter.
3.The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.
4.The core was photographed again immediately before sampling with the sample numbers visible.
Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The drill holes were designed to intersect the targeted pegmatite below the oxidized zone.

Logging
>Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
>Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.
>The total length and percentage of the relevant intersections logged.

Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.
Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis.
The core was photographed wet before logging and again immediately before sampling with the sample numbers visible.
All the core from the holes utilized in sample preparation was logged.

Sub-sampling techniques and sample preparation
>If core, whether cut or sawn and whether quarter, half or all core taken.
>If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.
>For all sample types, the nature, quality and appropriateness of the sample preparation technique.
>.

Metallurgical Samples: Theses samples were composites of sawn ½ NQ core from select mineralized and non-mineralized zones from the Phase 3 drill program.
Metallurgical tests reported in this release were conducted on subsamples of Composite Samples 1, 2, and 3.  The three (3) samples had head grades of 1.11%, 1.16%, and 1.06% Li2O, respectively.  Head grades have a reporting accuracy of ±0.1%.
The mass of samples were; Composite Sample 1 (160kg), Composite Sample 2 (176.5kg), and Composite Sample 3 (226kg).

Criteria	JORC Code explanation	Commentary

>Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.
>Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.
>Whether sample sizes are appropriate to the grain size of the material being sampled

All samples were shipped to SGS laboratories in Lakefield, Ontario.
Composite samples were prepared with mineralized and non-mineralized core intercepts targeting a Li2O head grade which simulated a potential run-of-mine grade.

Quality of assay data and laboratory tests
>The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
>For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.
>Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

The focus of the pre-feasibility level testwork program undertaken by SGS was to determine whether Dense Medium Separation (DMS) plus flotation is an effective processing technology for the beneficiation of Piedmont Lithium’s ore body.
SGS completed a series of Heavy Liquids Separation (HLS) tests on subsets of the Composite Samples to determine a target Separating Gravity (SG) for the DMS tests. Density fractions in the HLS included 2.60, 2.65, 2.70, 2.80, 2.90, 2.95, and 3.0.
Based on HLS testwork results, it was determined that all three (3) composite samples would be subjected to the following procedure:
-Samples crushed to a -6.35mm topsize
-Wet screening of samples to separate -1.0mm fines
-Separation of the DMS feed sample into two (2) size fractions; coarse (6.35mm x 3.3mm) and fine (3.3mm x 1.0mm).
-Processing in SGS labs dense medium cyclone pilot plant in two stages
-Primary stage DMS operated at 2.65 SG
-Secondary stage DMS operated at 2.90 SG
-Primary stage float material for both coarse and fine DMS was assayed and reported as rejects.
-Secondary stage sink material for both coarse and fine DMS was assayed and reported as concentrate.
-Coarse secondary stage float material was collected as middlings and recrushed to -3.3mm.  The -1.0mm material was then screened from this fraction.  The remaining 3.3mm x 1.0mm middlings material was subjected to HLS on 2.60, 2.65, 2.70, 2.80, 2.90, 2.95, and 3.00 SG.  The sink 2.95 material was assayed and combined with the secondary stage sink material and reported as concentrate.
-The concentrate products were passed through magnetic separation and the non-magnetic coarse secondary product, non-magnetic fine secondary product, and the non-magnetic re-crush HLS sink 2.95 material were reported as a final concentrate product.
Composite Samples included a selection of non-mineralized intercepts in order to represent a potential run-of-mine ore.  Waste removal was achieved in the Composite Samples by different means:
-Composite Sample 1 was not subjected to magnetic separation for waste removal prior to DMS testing.
-Composite Sample 2 was subjected to magnetic separation before DMS.  Non-magnetics from magnetic separation were processed in DMS.  Magnetics reported to waste.
-The 3.3mm x 1.0mm size fraction of Composite Sample 2 was subjected to crossflow separation for mica removal prior to DMS processing.  Crossflow underflow was reported to fine DMS.
-Composite Sample 3 was subjected to magnetic separation before DMS.  Non-magnetics from magnetic separation were processed in DMS.  Magnetics reported to waste.
Chemical Analysis
The following assays were conducted on the various sample streams:

Li2O, Fe2O3, SiO2, Al2O3, MgO, CaO, Na2O, K2O, MnO, P2O5

Performance of Composite Sample 1 DMS testwork was most favorable with respect to grade and minimization of lithium losses in primary stage floats and waste removal and these results are reported as the go-forward design case.

Locked-Cycle Flotation Testwork

-1.0mm material and secondary stage fine DMS float material from the test procedure above for three (3) composite samples were collected and subjected to locked-cycle flotation testing.

Criteria	JORC Code explanation	Commentary
>
The locked-cycle test for Composite Sample 1 included:

-Multi-stage grinding to about P100 of 300 microns
-3 minutes of high density scrubbing
-Desliming
-10 minutes of high density scrubbing
-Desliming
-High density conditioning using spodumene collector FA2/TPA at 22°C, 550g/t
-Rougher, 1st Cleaner, 2nd Cleaner, 3rd Cleaner flotation
-Acid wash as pH 2.5
-Magnetic separation

The locked-cycle test for Composite Sample 2 included:

-Multi-stage grinding to about P100 of 300 microns
-3 minutes of high density scrubbing
-Desliming
-Two-stage magnetic separation at 5,000G and 10,000G
-10 minutes of high density scrubbing on non-magnetics
-Conditioning at pH 10.5 with mica collector ArmacT: 60g/t
-Mica rougher scavenger flotation
-Dewatering cyclone
-High density scrubbing at pH 11
-Desliming
-High density conditioning using spodumene collector 727 at 22°C, 550g/t
-Rougher, 1st Cleaner, 2nd Cleaner, 3rd Cleaner flotation
-Magnetic separation

Locked-cycle testwork for Composite Sample 3 is pending as of this announcement.

Seven cycles of locked-cycle testwork was performed on each sample.  The average results from cycles 3-7 were reported.

Lithium assays were performed in accordance with analyses code was GE ICP91A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 50,000 (5%) ppm respectively.

SiO2, Al2O3, MgO, Na2O, K2O, CaO, P2O5, and Fe2O3 assays were performed in accordance with analyses code GO/GC/GT_XR which includes formation of a homogeneous glass disk by lithium tetraborate / lithium metaborate fusion.  Prepared disks are analyzed by wavelength dispersion X-ray fluorescence (XRF).  The lower reporting limit for the oxides listed is 0.01%.

Verification of sampling and assaying
>The verification of significant intersections by either independent or alternative company personnel.
>The use of twinned holes.
>Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
>Discuss any adjustment to assay data.

Metallurgical Sample:  Representatives of Piedmont Lithium and multiple representatives of Primero Group have inspected the testwork.
Dr. Massoud Aghamirian of SGS directed the testwork program.  Mr. Kiedock Kim of Primero Group designed the testwork program and provided management and feedback during the course of or the program.
No adjustments or calibrations were made to the primary analytical data reported for metallurgical testwork results for the purpose of reporting assay grades or mineralized intervals

Location of data points
>Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
>Specification of the grid system used.
>Quality and adequacy of topographic control.

Drill collars were located with the Trimble Geo 7 which resulted in accuracies <1m.
All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.
Drill hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters (50 feet) and recorded depth, azimuth, and inclination.

Data spacing and distribution
>Data spacing for reporting of Exploration Results.
>Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.
>Whether sample compositing has been applied.
N/A

Criteria	JORC Code explanation	Commentary
Orientation of data in relation to geological structure
>Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
>If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.
N/A
Sample security	>The measures taken to ensure sample security.
Drill core samples were shipped directly from the core shack by the project geologist in sealed rice bags or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each bag was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit, including at the drill site prior to shipping. The laboratory confirmed the integrity of the rice bag seals upon receipt

Metallurgical samples – all metallurgical samples were transported to SGS laboratories in Lakefield, Ontario.

Audits or reviews	>The results of any audits or reviews of sampling techniques and data.
Metallurgical Sample:  Representatives of Piedmont Lithium and multiple representatives of Primero Group have inspected the testwork.
Dr. Massoud Aghamirian of SGS directed the testwork program.  Mr. Kiedock Kim of Primero Group designed the testwork program and provided management and feedback during the course of or the program.

Section 2 Reporting of Exploration Results
Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.
>The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long term lease) approximately 2,105 acres of surface property and the associated mineral rights from the local landowners.
There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Exploration done by other parties	>Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	>Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Criteria	JORC Code explanation	Commentary
Drill hole Information
>A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
>easting and northing of the drill hole collar
>elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar
>dip and azimuth of the hole
>down hole length and interception depth
>hole length.
>If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
N/A
Data aggregation methods
>In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
>Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.
>The assumptions used for any reporting of metal equivalent values should be clearly stated.

Metallurgical Samples:  Spodumene concentrate testwork was completed on three composited samples of Piedmont ore named Composite Sample 1, Composite Sample 2, and Composite Sample 3.
These samples were composites of ½ NQ core from selected mineralized and unmineralized zones from the Phase 3 drill program.
Specifically, Variability Sample 1 consisted of selected zones from holes 18-BD-155, 18-BD-157, 18-BD-165, 18-BD-186, 18-BD-191, 18-BD-197.  Variability Sample 3 consisted of selected zones from holes 18-BD-170, 18-BD-192, 18-BD-193, 18-BD-194, 18-BD-220, 18-BD-222; and selected zones from holes 18-BD-159, 18-BD-169, 18-BD-194.  Variability Sample 7 consisted of selected zones from holes 18-BD-180, 18-BD-182, 18-BD-183, 18-BD-189, 18-BD-209, 18-BD-214, and selected holes from zones 18-BD-176, 18-BD-238, and 18-BD-241.
The mass of samples were; Composite Sample 1 (160kg), Composite Sample 2 (176.5kg), and Composite Sample 3 (226kg).
For all holes included in the samples above, the original exploration samples averaged 1 m in length but were designed to break on lithologic and textural boundaries. Exploration results for Li2O have been released in prior Press Releases.

Relationship between mineralisation widths and intercept lengths
>These relationships are particularly important in the reporting of Exploration Results.
>If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
>If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).
N/A
Diagrams
>Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
N/A
Balanced reporting
>Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All of the relevant data for the Metallurgical Results available at this time has been provided in this report.

Criteria	JORC Code explanation	Commentary
Other substantive exploration data
>Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.
N/A
Further work
>The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).
>Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.
Completion of locked-cycle testwork for Composite Sample 3 Pilot metallurgical testwork for a future Definitive Feasibility Study (DFS)